EXHIBIT 21.1

SUBSIDIARIES

MTRLC LLC, a wholly owned subsidiary of Zoom Telephonics, Inc., is a limited liability company organized in Delaware that focuses on the sale of our Motorola brand products.

Minim, Inc, a wholly owned subsidiary of Zoom Telephonics, Inc. is a corporation organized in Delaware that designs, develops, sells and supports an IoT security platform that enables and secures a better connected home.